November 29, 2012

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-33036

Dear Mr. James:

On behalf of Mindray Medical International Limited (“Mindray”), set forth below are our responses to your comment letter dated November 15, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2011 Form 20-F.

In addition, the Company makes the following representations as set forth on Exhibit A.

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 62

Allowance for Doubtful Accounts, page 62

1.	Please refer to your response to prior comment 1. We note that the discussion you proposed to include in future filings does not reflect the revised accounts receivable provision policy you indicated you would adopt relating to the timing and the amount of credit losses on accounts receivables covered by third party credit export insurance policies. Please refer to your response to the second bullet point of comment 10 in your September 14, 2012 letter, and revise the proposed disclosure to be consistent. Additionally, please confirm that you have updated and changed your policy and provide us a copy of your proposed revised disclosure.

The Staff’s comment is duly noted. Mindray advises the Staff that it has adopted the new policy described below effective November 1, 2012, prospectively, and will supplement its future filings with the below proposed disclosure as follows:

“We purchase export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to our international distributors who have purchased our products under credit terms. Under these arrangements, our insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. We record provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After the provision is made, we consider if an insurance receivable should be recorded. We record an insurance receivable only when recoveries are probable, which is when we have submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. We have historically received related insurance claims payment within 12-18 months of filing the claim.”

2.	We note the revised disclosure you propose to include in future filings in response to prior comment 2. Please further revise these discussions to also separately disclose the amount of account receivable balances that are past due for periods greater than two years (i.e., > 720 days past due) and to disclose a measure of the allowance for doubtful accounts allocated to these balances.

The Staff’s comment is duly noted. Mindray will supplement its future filings with the below proposed disclosure as follows:

“We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, we consider factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation, going concerns and insurance coverage. The allowance for doubtful accounts balances as of December 31, 2011 and 2012 were $7.8 million and $[             ] respectively, representing 3.7% and [             ]% of our outstanding gross accounts receivable balance, respectively. As of December 31, 2011 and 2012, accounts receivable balances aged over 1 year but less than 2 years respectively totaled $2.5 million, net of allowance for doubtful accounts of $3.3 million, and $[             ], net of allowance for doubtful accounts of $[             ]. In the same period, accounts receivable balances aged over 2 years respectively totaled $1.1 million, net of allowance for doubtful accounts of $1.2 million, and $[             ], net of allowance for doubtful accounts of $[             ]. Of these long outstanding receivable balances, [             ]% and [             ]% had been collected as [             ], 2013.”

3.	We note your response to prior comment 3. In light of the extended terms you provide certain customers, please confirm for us that the “account receivable aging” schedules you provided are based on the time period that the accounts receivable balances have been past due, and not on the period of time the balance has been outstanding. For example, please confirm that all receivables presented in the “91-360 days past due” category represent receivable balances on which no payments have been received for a period above 90 days but less than 360 days. Please tell us, as an example, where you presented an accounts receivable balance that at the period-end was outstanding 390 days but on which no payments were due yet since credit terms were 720 days.

Mindray informs the Staff that the account receivable aging schedules it provided in prior comment 3 were based on the time period that the accounts receivable balances had been past due, and not on the period of time the balance had been outstanding. Mindray further confirms that the category presented as “91-360 days past due” represents receivable balances on which no payments had been received for a period above 90 days but less than 360 days. Mindray informs the Staff that if a credit term were for 720 days and no payments were due on such contract, it would be included in the aging schedule under the column indicated for “current” balances.

* * * * *

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7007 or send me an email at kberney@omm.com, or Stephanie Sheng at +852-3512-2365 or send her an email at ssheng@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney of O’Melveny & Myers LLP

Enclosures

cc:	Mr.Xu Hang
Mr.Li Xiting
Mr.Alex Lung
Ms.Fannie Lin Fan
(Mindray Medical International Limited)

Ms.Loretta Fong
Ms.Yulanda Tang
(PricewaterhouseCoopers)

Exhibit A

Representations

Mindray Medical International Limited (“Mindray”) acknowledges the following:

•	Mindray is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended December 31, 2011;

•

Comments from the United States Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to comments from the Commission’s staff (the “Staff”) do not foreclose the Commission from taking any action with respect to Mindray’s filing; and

•	Mindray may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alex Lung
Chief Financial Officer

By:	/s/ Alex Lung